Contact

www.linkedin.com/in/ruchit-mehta (LinkedIn)

Top Skills

Research and Development (R&D)
Project Planning
Analytical Skills

Honors-Awards

Eagle Scout

Ruchit Mehta

Co-Founder | EDERRA
San Marcos, California, United States

Experience

EDERRA

Chief Scientific Officer
September 2023 - Present (2 years 2 months)
Oceanside, California, United States

Passionate about merging cutting-edge science with nature, I co-founded EDERRA to redefine wellness through farm-to-body nutrition. As Chief Scientific Officer, I lead product innovation, research, and formulation to craft functional superfood supplements that deliver real, science-backed benefits. Beyond R&D, I'm deeply involved in brand positioning, strategic partnerships, and business growth, ensuring that our first supplement EMPWR+ and our future innovations set new standards in functional nutrition. I work closely with our partner farms to ensure our ingredients are always the top of the line. My expertise spans nutritional biochemistry, functional ingredients, and product development, with a focus on longevity and cognitive health.

At EDERRA, we're not just creating supplements—we're building a movement towards transparency, efficacy, and sustainability in health and wellness. Let's connect and shape the future of functional nutrition together.

Plantible Foods

1 year 11 months

Research Associate II
August 2022 - June 2023 (11 months)

Research Associate I
August 2021 - August 2022 (1 year 1 month)
San Marcos, California, United States

Designed and conducted experiments to optimize growth rate and protein content in Lemna minor at the laboratory scale. Scaled up successful and cost-effective treatments for outdoor production in greenhouses.

Education

University of California, Berkeley

Bachelor of Science - BS, Chemical Biology/Computational Chemistry · (August 2017 - May 2021)